

Mail Stop 3561

March 29, 2016

Wendy A. Beck
Chief Financial Officer
Norwegian Cruise Line Holdings Ltd.
7665 Corporate Center Drive
Miami, Florida 33126

     Re: **Norwegian Cruise Line Holdings Ltd.**
           Form 10-K for the Year Ended December 31, 2014
           Filed February 27, 2015
           File No. 001-35784

Dear Ms. Beck:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure